UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 23, 2019	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated April 20, 2019 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Audited Financial Results for the quarter and year ended March 31, 2019 (standalone and consolidated) and Recommendation of Dividend by the Board of Directors.

Exhibit I

20th April, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Outcome of Board Meeting held on 20th April, 2019

We attach herewith the Audited Financial Results for the quarter and year ended 31st March 2019 (both standalone and consolidated), segment reporting and summarized Balance Sheet as on 31st March, 2019, duly approved by the Board of Directors at its meeting held today. The press release in this regard is also enclosed.

The Board of Directors have recommended a dividend of Rs.15/- per equity share of Rs. 2/- each (i.e. 750%) out of the net profits for the year ended 31st March, 2019, subject to approval of the shareholders at the ensuing Annual General Meeting of the Bank.

The Board of Directors have approved the issue of Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing) up to a total amount of up to a total amount of Rs. 50,000 crore in the period of next twelve months through private placement mode, subject to the approval of the shareholders at the ensuing Annual General Meeting of the Bank and any other regulatory approvals as applicable.

Pursuant to the Regulations, we hereby confirm and declare that the Statutory Auditors of the Bank, M/s S. R. Batliboi & Co. LLP, Chartered Accountants (SRB), have issued the Audit Report on the Standalone and Consolidated financial results for the quarter and year ended 31st March, 2019 with unmodified opinion.

This is for your information and record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar
Vice President- Legal & Company Secretary

Encl.: a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2019

						(₹ in lacs)
	Particulars	Quarter ended			Year ended
		31.03.2019	31.12.2018	31.03.2018	31.03.2019	31.03.2018
		Audited (Refer note 4)	Unaudited	Audited (Refer note 4)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2633325	2589026	2132108	9897205	8024135
	a) Interest / discount on advances / bills	2101949	2030629	1666337	7754419	6266179
	b) Income on Investments	504692	531901	422264	1999746	1622237
	c) Interest on balances with Reserve Bank of India and other inter bank funds	11150	9824	19681	63570	52388
	d) Others	15534	16672	23826	79470	83331
2	Other Income	487121	492101	422858	1762587	1522031
3	Total Income (1)+(2)	3120446	3081127	2554966	11659792	9546166
4	Interest Expended	1324376	1331351	1066337	5072883	4014649
5	Operating Expenses (i)+(ii)	711710	671934	605063	2611937	2269036
	i) Employees cost	207440	196764	174120	776176	680574
	ii) Other operating expenses (Refer Note 9)	504270	475170	430943	1835761	1588462
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2036086	2003285	1671400	7684820	6283685
7	Operating Profit before Provisions and Contingencies (3)-(6)	1084360	1077842	883566	3974972	3262481
8	Provisions (other than tax) and Contingencies	188922	221153	154110	755008	592749
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	895438	856689	729456	3219964	2669732
11	Tax Expense	306926	298104	249528	1112150	921057
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	588512	558585	479928	2107814	1748675
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	588512	558585	479928	2107814	1748675
15	Paid up equity share capital (Face Value of ₹2/- each)	54466	54390	51902	54466	51902
16	Reserves excluding revaluation reserves				14866166	10577601
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	17.1%	17.3%	14.8%	17.1%	14.8%
	(iii) Earnings per share (₹) (Face Value of ₹2/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.6	20.6	18.5	78.6	67.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.4	20.4	18.3	77.9	66.8
	(iv) NPA Ratios
	(a) Gross NPAs	1122416	1090286	860697	1122416	860697
	(b) Net NPAs	321452	330154	260102	321452	260102
	(c) % of Gross NPAs to Gross Advances	1.36%	1.38%	1.30%	1.36%	1.30%
	(d) % of Net NPAs to Net Advances	0.39%	0.42%	0.40%	0.39%	0.40%
	(v) Return on assets (average) - not annualized	0.51%	0.49%	0.50%	1.90%	1.93%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

						(₹ in lacs)
Particulars		Quarter ended			Year ended
		31.03.2019	31.12.2018	31.03.2018	31.03.2019	31.03.2018
		Audited (Refer note 4)	Unaudited	Audited (Refer note 4)	Audited	Audited
1	Segment Revenue
a)	Treasury	590094	668444	513629	2357648	1984137
b)	Retail Banking	2401535	2310038	1957522	8922234	7384305
c)	Wholesale Banking	1457003	1421965	1096443	5456354	4150413
d)	Other Banking Operations	424596	413595	366371	1529943	1225914
e)	Unallocated	—	—	—	5278	—
	Total	4873228	4814042	3933965	18271457	14744769
	Less: Inter Segment Revenue	1752782	1732915	1378999	6611665	5198603

	Income from Operations	3120446	3081127	2554966	11659792	9546166

2	Segment Results
a)	Treasury	59218	64945	24204	130576	154000
b)	Retail Banking	317451	246261	291824	1179627	997172
c)	Wholesale Banking	372483	384473	278681	1422412	1172051
d)	Other Banking Operations	191256	211977	185253	679153	548790
e)	Unallocated	(44970)	(50967)	(50506)	(191804)	(202281)

	Total Profit Before Tax	895438	856689	729456	3219964	2669732

3	Segment Assets
a)	Treasury	34876621	31234090	35089438	34876621	35089438
b)	Retail Banking	42879092	42104049	37190659	42879092	37190659
c)	Wholesale Banking	40874972	38007364	29704057	40874972	29704057
d)	Other Banking Operations	5085471	4772589	3759549	5085471	3759549
e)	Unallocated	737915	737539	649728	737915	649728

	Total	124454071	116855631	106393431	124454071	106393431

4	Segment Liabilities
a)	Treasury	6143885	5875744	5534970	6143885	5534970
b)	Retail Banking	73229496	68388252	59878546	73229496	59878546
c)	Wholesale Banking	27188713	25451869	27028720	27188713	27028720
d)	Other Banking Operations	535706	466821	408150	535706	408150
e)	Unallocated	2435639	2376184	2913542	2435639	2913542

	Total	109533439	102558870	95763928	109533439	95763928

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	28732736	25358346	29554468	28732736	29554468
b)	Retail Banking	(30350404)	(26284203)	(22687887)	(30350404)	(22687887)
c)	Wholesale Banking	13686259	12555495	2675337	13686259	2675337
d)	Other Banking Operations	4549765	4305768	3351399	4549765	3351399
e)	Unallocated	(1697724)	(1638645)	(2263814)	(1697724)	(2263814)

	Total	14920632	14296761	10629503	14920632	10629503

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Notes :

1	Statement of Assets and Liabilities as at March 31, 2019 is given below:

		(₹ in lacs)
Particulars	As at 31.03.2019	As at 31.03.2018
CAPITAL AND LIABILITIES	Audited	Audited
Capital	54466	51902
Reserves and Surplus	14866166	10577601
Deposits	92314093	78877064
Borrowings	11708513	12310497
Other Liabilities and Provisions	5510833	4576367

Total	124454071	106393431

ASSETS
Cash and Balances with Reserve Bank of India	4676362	10467047
Balances with Banks and Money at Call and Short notice	3458401	1824460
Investments	29058788	24220024
Advances	81940122	65833309
Fixed Assets	403001	360721
Other Assets	4917397	3687870

Total	124454071	106393431

2

The above results have been approved by the Board of Directors of the Bank at its meeting held on April 20, 2019. The results for the quarter and year ended March 31, 2019 have been subjected to an audit by the Statutory Auditors of the Bank. The report thereon is unmodified. The information presented above is extracted from the audited financial statements. The financial results for the year ended March 31, 2018 were audited by another firm of chartered accountants.

3

The Bank has consistently applied its significant accounting policies in the preparation of its quarterly financial results and its annual financial statements during the years ended March 31, 2019 and March 31, 2018.

4

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

5

The Board of Directors at their meeting proposed a dividend of ₹15 per share (previous year : ₹13 per share), subject to approval of the members at the ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratios as at March 31, 2019 and March 31, 2018.

6

During the quarter and year ended March 31, 2019, the Bank allotted 38,05,227 and 2,37,72,304 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

7

In accordance with the Reserve Bank of India (RBI) guidelines, banks are required to make Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. The Bank’s Pillar 3 disclosures are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. These disclosures have not been subjected to audit or review by the statutory auditors.

8

Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts previously written off.

9

Other operating expenses include commission paid to sales agents of ₹697.55 crore (previous period: ₹660.44 crore) and ₹2,805.61 crore (previous year: ₹2,427.96 crore) for the quarter and year ended March 31, 2019 respectively.

10	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
11	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai	Aditya Puri
Date : April 20, 2019	Managing Director

HDFC BANK LIMITED

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2019

			(₹ in lacs)
	Particulars	Year ended 31-03-2019	Year ended 31-03-2018
		Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	10516075	8528785
	a) Interest / discount on advances / bills	8373616	6765890
	b) Income on Investments	1992475	1622979
	c) Interest on balances with Reserve Bank of India and other inter bank funds	66062	54062
	d) Others	83922	85854
2	Other Income	1894705	1605660
3	TOTAL INCOME (1)+(2)	12410780	10134445
4	Interest Expended	5371269	4238148
5	Operating Expenses (i)+(ii)	2769476	2392722
	i) Employees cost	1045115	919390
	ii) Other operating expenses	1724361	1473332
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	8140745	6630870
7	Operating Profit before Provisions and Contingencies (3)-(6)	4270035	3503575
8	Provisions (Other than tax) and Contingencies	838218	657182
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	3431817	2846393
11	Tax Expense	1187255	990308
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	2244562	1856085
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) for the year (12)-(13)	2244562	1856085
15	Minority Interest	11318	5134
16	Share in profits of associates	—	52
17	Consolidated Profit / (Loss) for the year (14)-(15)+(16)	2233244	1851003
18	Paid up equity share capital (Face Value of ₹2/- each)	54466	51902
19	Reserves excluding revaluation reserves	15312800	10908011
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(ii) Earnings per share (₹) (Face Value of ₹2/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense)	83.3	71.7
	(b) Diluted EPS before & after extraordinary items (net of tax expense)	82.5	70.8

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments is as under:

			(₹ in lacs)
Particulars		Year ended 31-03-2019	Year ended 31-03-2018
		Audited	Audited
1	Segment Revenue
a)	Treasury	2357648	1984137
b)	Retail Banking	8922234	7384305
c)	Wholesale Banking	5456354	4150413
d)	Other banking operations	2280931	1814193
e)	Unallocated	5278	—
	Total	19022445	15333048
	Less: Inter Segment Revenue	6611665	5198603

	Income from Operations	12410780	10134445

2	Segment Results
a)	Treasury	130576	154000
b)	Retail Banking	1179627	997172
c)	Wholesale Banking	1422412	1172051
d)	Other banking operations	891006	725451
e)	Unallocated	(191804)	(202281)

	Total Profit Before Tax, Minority Interest & Earnings from Associates	3431817	2846393

3	Segment Assets
a)	Treasury	34876621	35089438
b)	Retail Banking	42879092	37190659
c)	Wholesale Banking	40874972	29704057
d)	Other banking operations	9911971	7684735
e)	Unallocated	737915	649728

	Total	129280571	110318617

4	Segment Liabilities
a)	Treasury	6143885	5534970
b)	Retail Banking	73229496	59878546
c)	Wholesale Banking	27188713	27028720
d)	Other banking operations	4865392	3967293
e)	Unallocated	2435640	2913542

	Total	113863126	99323071

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	28732736	29554468
b)	Retail Banking	(30350404)	(22687887)
c)	Wholesale Banking	13686259	2675337
d)	Other banking operations	5046578	3717442
e)	Unallocated	(1697724)	(2263814)

	Total	15417445	10995546

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities as at March 31, 2019 is given below:

		(₹ in lacs)
Particulars	As at 31-03-2019	As at 31-03-2018
CAPITAL AND LIABILITIES	Audited	Audited
Capital	54466	51902
Reserves and Surplus	15312800	10908011
Minority Interest	50179	35633
Deposits	92250268	78837514
Borrowings	15773278	15644208
Other Liabilities and Provisions	5839580	4841349

Total	129280571	110318617

ASSETS
Cash and balances with Reserve Bank of India	4680459	10468821
Balances with Banks and Money at Call and Short notice	3501305	1837335
Investments	28691768	23846092
Advances	86922266	70003384
Fixed Assets	421984	381056
Other Assets	5062789	3781929

Total	129280571	110318617

2

The above results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’. The corresponding consolidated financial results of the previous year also include the Group’s share of profits in an associate. These results have been approved by the Board of Directors of the Bank at its meeting held on April 20, 2019. The results for the year ended March 31, 2019 have been subjected to an audit by the Statutory Auditors of the Bank. The report thereon is unmodified. The information presented above is extracted from the audited consolidated financial statements. The financial results for the year ended March 31, 2018 were audited by another firm of chartered accountants.

3

The financial statements of the subsidiaries have been prepared in accordance with notified Indian Accounting Standards (‘Ind-AS’) with effect from April 1, 2018. The financial statements of the subsidiaries used for consolidation of the consolidated financial results are special purpose financial statements prepared in accordance with Generally Accepted Accounting Principles in India (‘GAAP’) specified under Section 133 of the Companies Act, 2013 read together with paragraph 7 of the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Amendment Rules, 2016.

4

The above results are prepared in accordance with the principles set out in Accounting Standard 21 - Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements as prescribed by The Institute of Chartered Accountants of India.

5	The Group has consistently applied its significant accounting policies in the preparation of its annual financial statements during the years ended March 31, 2019 and March 31, 2018.
6

The Board of Directors at their meeting proposed a dividend of ₹15 per share (previous year : ₹13 per share), subject to approval of the members at the ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratios as at March 31, 2019 and March 31, 2018.

7

In accordance with RBI guidelines, banks are required to make Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. The Bank’s Pillar 3 disclosures are available on its website at the following link:http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. These Pillar 3 disclosures have not been subjected to audit or review by the statutory auditors.

8	Figures of the previous year have been regrouped / reclassified wherever necessary to conform to current year classification.
9	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai	Aditya Puri
Date : April 20, 2019	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND YEAR ENDED MARCH 31, 2019

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and full year ended March 31, 2019, at their meeting held in Mumbai on Saturday, April 20, 2019. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2019

The Bank’s total income for the quarter ended March 31, 2019 at ₹31,204.5 crore grew by 22.1% from ₹25,549.7 crore for the quarter ended March 31, 2018. Net revenues (net interest income plus other income) increased by 20.7% to ₹17,960.7 crore for the quarter ended March 31, 2019 from ₹14,886.3 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2019 grew by 22.8% to ₹13,089.5 crore, from ₹10,657.7 crore for the quarter ended March 31, 2018, driven by average asset growth of 19.8% and a core net interest margin for the quarter of 4.4%.

Other income (non-interest revenue) at ₹4,871.2 crore was 27.1% of the net revenues for the quarter ended March 31, 2019 and grew by 15.2% over ₹4,228.6 crore in the corresponding quarter ended March 31, 2018. The four components of other income for the quarter ended March 31, 2019 were fees & commissions of ₹3,692.1 crore (₹3,329.7 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹403.3 crore (₹416.4 crore for the corresponding quarter of the previous year), gain on revaluation / sale of investments of ₹228.9 crore (loss of ₹22.0 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹546.9 crore (₹504.5 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Operating expenses for the quarter ended March 31, 2019 were ₹7,117.1 crore, an increase of 17.6% over ₹6,050.6 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 40.1% as against 40.6% for the corresponding quarter ended March 31, 2018.

Provisions and contingencies for the quarter ended March 31, 2019 were ₹1,889.2 crore (consisting of specific loan loss provisions ₹1,431.2 crore, general provisions ₹191.2 crore and other provisions ₹266.9 crore) as against ₹1,541.1 crore (consisting of specific loan loss provisions ₹1,132.5 crore, general provisions ₹153.4 crore and other provisions ₹255.3 crore) for the quarter ended March 31, 2018. Profit before tax (PBT) for the quarter ended March 31, 2019 was up 22.8% to ₹8,954.4 crore.

After providing ₹3,069.3 crore for taxation, the Bank earned a net profit of ₹5,885.1 crore, an increase of 22.6% over the quarter ended March 31, 2018.

Profit & Loss Account: Year ended March 31, 2019

For the year ended March 31, 2019, the Bank earned a total income of ₹116,597.9 crore. Net revenues (net interest income plus other income) for the year ended March 31, 2019 were ₹65,869.1 crore, up by 19.1% over ₹55,315.2 crore for the year ended March 31, 2018. The core net interest margin for the year ended March 31, 2019 was 4.3%. The core cost to income ratio for the year ended March 31, 2019 was at 39.9%, as against 41.7% for the year ended March 31, 2018.

The Bank’s net profit for the year ended March 31, 2019 was ₹21,078.1 crore, up 20.5% over the year ended March 31, 2018.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Balance Sheet: As of March 31, 2019

Total balance sheet size as of March 31, 2019 was ₹1,244,541 crore as against ₹1,063,934 crore as of March 31, 2018.

Total deposits as of March 31, 2019 were ₹923,141 crore, an increase of 17.0% over March 31, 2018. CASA deposits grew by 14.0% with savings account deposits at ₹248,700 crore and current account deposits at ₹142,498 crore. Time deposits were at ₹531,943 crore, an increase of 19.4% over the previous year, resulting in CASA deposits comprising 42.4% of total deposits as of March 31, 2019. The Bank’s continuing focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 118%, well above the regulatory requirement.

Total advances as of March 31, 2019 were ₹819,401 crore, an increase of 24.5% over March 31, 2018. Domestic advances grew by 24.6% over March 31, 2018. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 19.0% and domestic wholesale loans grew by 31.9%. The domestic loan mix as per Basel 2 classification between retail:wholesale was 54:46. Overseas advances constituted 3% of total advances.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 17.1% as on March 31, 2019 (14.8% as on March 31, 2018) as against a regulatory requirement of 11.025% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.15% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 15.8% as of March 31, 2019 compared to 13.2% as of March 31, 2018. Common Equity Tier 1 Capital ratio was at 14.9% as of March 31, 2019. Risk-weighted Assets were at ₹931,930 crore (as against ₹800,126 crore as at March 31, 2018).

DIVIDEND

The Board of Directors recommended a dividend of ₹15 per equity share of ₹2 for the year ended March 31, 2019, as against ₹13 per equity share of ₹2 for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

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NETWORK

As of March 31, 2019, the Bank’s distribution network was at 5,103 banking outlets and 13,160 ATMs across 2,748 cities / towns as against 4,787 banking outlets and 12,635 ATMs across 2,691 cities / towns as of March 31, 2018. Of the total banking outlets, 53% are in semi-urban and rural areas. Number of employees were at 98,061 as of March 31, 2019 (as against 88,253 as of March 31, 2018).

ASSET QUALITY

Gross non-performing assets were at 1.36% of gross advances as on March 31, 2019, as against 1.38% as on December 31, 2018 and 1.30% as on March 31, 2018. Coverage ratio as on March 31, 2019 was 71%. Net non-performing assets were at 0.4% of net advances as on March 31, 2019. The Bank held floating provisions of ₹1,451 crore as on March 31, 2019. Total provisions (comprising specific provisions, general provisions and floating provisions) were 117% of the gross non-performing loans as on March 31, 2019.

SUBSIDIARIES

The financial results of the Bank’s subsidiary companies have been prepared in accordance with notified Indian Accounting Standards (‘Ind-AS’) with effect from April 1, 2018 (April 1, 2017 being the transition date). Accordingly, the financial results for the comparative reporting period have also been prepared in accordance therewith.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on March 31, 2019, the Bank held 97.3% stake in HSL.

For the year ended March 31, 2019, HSL’s total income was ₹782.1 crore as against 800.1 crore for the year ended March 31, 2018. Profit after tax before other comprehensive income for the year was ₹329.8 crore, as against ₹344.7 crore in the previous year.

As on March 31, 2019 HSL had 278 branches across 165 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-bank finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on March 31, 2019, the Bank held 95.5% stake in HDBFSL.

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As on March 31, 2019, HDBFSL’s balance sheet size was at ₹56,540 crore. The gross loan book grew by 23.6% to ₹54,709 crore as on March 31, 2019 (as against ₹44,268 crore as of March 31, 2018).

For the year ended March 31, 2019, HDBFSL’s net interest income grew by 17.2% to ₹3,378.8 crore (as against ₹2,882.2 crore in the previous year). Profit after tax before other comprehensive income for the year ended March 31, 2019 was ₹1,153.2 crore compared to ₹933.0 crore in the previous year, a growth of 23.6%.

As on March 31, 2019, HDBFSL had 1,350 branches across 981 cities / towns.

Gross impaired loans were at 1.8% of gross loans and net impaired loans were at 1.3% of net loans as on March 31, 2019. Total CAR was at 17.9% with Tier-I CAR at 12.8%.

CONSOLIDATED FINANCIAL RESULTS

The Bank’s consolidated financial results include financial results of its subsidiary companies based on the recognition and measurement principles as per Indian GAAP.

The consolidated net profit for the year ended March 31, 2019 was ₹22,332.4 crore, up 20.7%, over the year ended March 31, 2018. Consolidated advances grew by 24.2% from ₹700,034 crore as on March 31, 2018 to ₹869,223 crore as on March 31, 2019.

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Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

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For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com